UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 5, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: March 5, 2009

5 March 2009
LGL completes US$325 million Institutional Placement
Lihir Gold Limited (“LGL”) has successfully completed an institutional placement of new fully paid ordinary shares to raise approximately US$325 million*.
The placement attracted strong interest from both domestic and international institutional investors and was priced at A$3.00 per share. This represents a 9.4% per cent discount to LGL’s closing price of A$3.31 on 3 March 2009 and an 8.0% discount to the 5 day VWAP to 3 March 2009 of $3.26 per share.
Under the placement, LGL will issue approximately 172 million ordinary shares which will rank equally with existing shares. Settlement is expected to occur on 11 March 2009 with the placement shares expected to be allotted and quoted on the Australian Securities Exchange (ASX) on 12 March 2009.
Caliburn Partnership acted as financial adviser to LGL.
For further information, contact:
Joel Forwood
Manager Investor Relations
+61 438 576 879
*Equivalent to approximately A$515m based on a US$/A$ exchange rate of 0.63.
The securities described in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to or for the account or benefit of any US Person except in compliance with the registration requirements of the Securities Act and any other applicable state securities laws or in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.